UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number)

nano dimension LTD.

2 Ilan Ramon, Ness Ziona,

7403635, Israel

Yael Sandler

2 Ilan Ramon, Ness Ziona,

7403635, Israel

972-73-7509142

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M85548101	13D	Page 2 of 5

1	NAME OF REPORTING PERSON

Nano Dimension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,695,115
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

9,695,115
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,695,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%*
14	TYPE OF REPORTING PERSON

CO

*	Based on a Solicitation/Recommendation Statement on Schedule 14D-9 dated May 30, 2023 filed by the Issuer on May 30, 2023, there were 68,552,104 ordinary shares of the Issuer outstanding as of May 24, 2023.

CUSIP No. M85548101	13D	Page 3 of 5

This Amendment No. 7 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended by Amendment No. 1 on March 10, 2023, Amendment No. 2 on March 30, 2023, Amendment No. 3 on May 25, 2023, Amendment No. 4 on May 31, 2023, Amendment No. 5 on June 9, 2023 and Amendment No. 6 on June 14, 2023 (as amended, the “Schedule 13D”) by Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Reporting Person”), pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

This item is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

This item is not being amended by this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration.

This item is not being amended by this Schedule 13D/A.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On June 27, 2023, the Reporting Person: (i) extended the offer period of the special tender offer from 11:59 p.m., New York time, on June 26, 2023 to 5:00 p.m. New York time, on July 24, 2023, unless further extended or earlier terminated, to allow for the completion of the regulatory review process by the Committee on Foreign Investment in the United States and under the Hart-Scott-Rodino Act; and (ii) amended the special tender offer (A) such that the Reporting Person is now offering to purchase up to 25,266,458 of the outstanding shares of the Issuer not owned by the Reporting Person, representing approximately 36.9% of the outstanding shares of the Issuer, such that the Reporting Person would own up to and no more than 51% of the outstanding shares of the Issuer, upon consummation of the special tender offer, subject to the Reporting Person owning a minimum of 21,838,853 shares of the Issuer upon consummation of the special tender offer, representing approximately 31.9% of the outstanding shares of the Issuer, and in no event less than 3,427,606 shares of the Issuer, representing 5% of the outstanding shares of the Issuer, are tendered in the offer, exclusive of the shares of the Issuer held by the Reporting Person, as of the expiration date of the special tender offer; and (B) to increase the offer price from $18.00 to $20.05 per share, to the seller in cash, less any required withholding taxes and without interest.

Computershare Trust Company, N.A., the depositary for the special tender offer, has advised the Reporting Person that, as of 11:59 p.m., New York time, on June 26, 2023, 4,874,887 shares of the Issuer had been validly tendered and not properly withdrawn pursuant to the special tender offer, and approximately 899,973 Issuer shares tendered pursuant to Notices of Guaranteed Delivery. On the same day, the Reporting Person issued a press release with respect to the foregoing, and filed an amendment to the Tender Offer Statement, including a Supplement to Offer to Purchase, a copy of which is filed hereto as Exhibit 99.1 and incorporated herein by reference.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

CUSIP No. M85548101	13D	Page 4 of 5

Investors and security holders may obtain a free copy of the Offer to Purchase, the Supplement to Offer to Purchase, the related Amended Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the Tender Offer Statement.

Item 5. Interest in Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

Item 7. Material to be Filed as Exhibits of the Schedule 13D is hereby amended to add the following:

Exhibit
99.1	Amendment No. 7 to the Tender Offer Statement on Schedule TO filed with the SEC by the Reporting Person on June 27, 2023 (incorporated herein by reference).

CUSIP No. M85548101	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2023

Nano Dimension Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer